UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 31, 2026

SWK HOLDINGS CORPORATION

(Exact Name of the Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-39184	77-0435679
(Commission File Number)	(IRS Employer Identification No.)

5956 Sherry Lane, Suite 650, Dallas, TX	75225
(Address of Principal Executive Offices)	(Zip Code)

(972) 687-7250

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	SWKH	The Nasdaq Stock Market LLC
9.00% Senior Notes due 2027	SWKHL	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On March 31, 2026, SWK Holdings Corporation (the “Company” or “SWK”) held a special meeting of stockholders (the “Special Meeting”) to consider and vote on the proposals set forth below, each of which is described in greater detail in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on March 3, 2026 (the “Proxy Statement”).

As of the close of business on March 2, 2026, the record date for the Special Meeting (the “Record Date”), there were 12,095,906 issued and outstanding shares of SWK common stock, par value $0.001 per share (“SWK Common Stock”), entitled to vote at the Special Meeting. At the Special Meeting, the holders of a total of 11,256,673 shares of SWK Common Stock, representing 93.06% of the shares of SWK Common Stock entitled to vote at the Special Meeting, were represented in person or by proxy, constituting a quorum. The final results for the votes regarding each proposal are set forth below.

Proposal 1 - The Merger Agreement Proposal

Proposal 1 (the “Merger Agreement Proposal”) was to consider and vote to adopt Agreement and Plan of Merger, dated as of October 9, 2025 (as may be amended from time to time, the “Merger Agreement”), by and among Runway Growth Finance Corp., a Maryland corporation (“Parent” or “RWAY”); SWK; RWAY Portfolio Holding Corp., a Delaware corporation and a direct wholly-owned subsidiary of RWAY (“Intermediary Sub”); RWAY Portfolio Corp., a Delaware corporation and a direct wholly-owned subsidiary of Intermediary Sub (“Acquisition Sub”); and Runway Growth Capital LLC, a Delaware limited liability company and the external investment adviser to RWAY and approve the merger of SWK with and into Acquisition Sub, with Acquisition Sub continuing as the surviving company and as a wholly-owned subsidiary of Intermediary Sub (the “First Merger” and together with the other transactions contemplated under the Merger Agreement, the “Mergers”). The results with respect to the Merger Agreement Proposal are set forth below and the proposal was approved:

Votes For	Votes Against	Abstentions	Broker Non-Votes
11,240,819	8,763	7,091	-

Proposal 2 - The Compensation Proposal

Proposal 2 (the “Compensation Proposal”) was to consider and vote to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to SWK’s named executive officers, in connection with the Mergers.

The results with respect to the Compensation Proposal are set forth below and the proposal was approved:

Votes For	Votes Against	Abstentions	Broker Non-Votes
11,214,361	38,992	3,320	-

Proposal 3 - The Director Compensation Proposal

Proposal 3 (the “Director Compensation Proposal”) was to consider and vote to approve the compensation that may be paid or become payable to each member of the SWK Board of Directors in connection with the Mergers.

The results with respect to the Director Compensation Proposal are set forth below and the proposal was approved:

Votes For	Votes Against	Abstentions	Broker Non-Votes
11,140,460	92,615	23,598	-

Proposal 4 - The Adjournment Proposal

Proposal 4 (the “Adjournment Proposal”) was to consider and vote to approve one or more adjournments of the Special Meeting if necessary to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the Merger Proposal (as described in the Proxy Statement). The Adjournment Proposal was not voted on at the Special Meeting because there were sufficient votes to then approve the Merger Agreement Proposal.

Forward-Looking Statements

Some of the statements in this Current Report on Form 8-K constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to future operating results of Parent and the Company, and distribution projections; business prospects of Parent and the Company, and the prospects of their portfolio companies; and the impact of the investments that Parent and the Company expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this document involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the mergers on the expected timeline, or at all; (ii) the expected synergies and savings associated with the mergers; (iii) the ability to realize the anticipated benefits of the mergers, including the expected elimination of certain expenses and costs due to the mergers; (iv) the possibility that any or all of the various conditions to the consummation of the mergers may not be satisfied or waived; (v) risks related to diverting management’s attention from ongoing business operations; (vi) the combined company’s plans, expectations, objectives and intentions, as a result of the mergers; (vii) any potential termination of the merger agreement; (viii) the future operating results and net investment income projections of Parent, the Company or, following the closing of the mergers, the combined company; (ix) the ability of the Adviser and its affiliates to attract and retain highly talented professionals; (x) the business prospects of Parent, the Company or, following the closing of the mergers, the combined company, and the prospects of their portfolio companies; (xi) the impact of the investments that Parent, the Company or, following the closing of the mergers, the combined company expect to make; (xii) the ability of the portfolio companies of Parent, the Company or, following the closing of the mergers, the combined company to achieve their objectives; (xiii) the expected financings and investments and additional leverage that Parent, the Company or, following the closing of the mergers, the combined company may seek to incur in the future; (xiv) the adequacy of the cash resources and working capital of Parent, the Company or, following the closing of the mergers, the combined company; (xv) the timing of cash flows, if any, from the operations of the portfolio companies of Parent, the Company or, following the closing of the mergers, the combined company; (xvi) the risk that stockholder litigation in connection with the mergers may result in significant costs of defense and liability; and (xvii) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities). You should not place undue reliance on such forward-looking statements, which speak only as of the date of this communication. Parent and the Company have based the forward-looking statements included in this document on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although Parent and the Company undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that Parent and the Company in the future may file with the U.S. Securities and Exchange Commission (the “SEC”), including the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should read this communication and the documents referenced in this communication completely and with the understanding that actual future events and results may be materially different from expectations. Parent and the Company qualify all forward-looking statements by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SWK HOLDINGS CORPORATION

By:	/s/ Joe D. Staggs
Joe D. Staggs
President and Chief Executive Officer

Date: March 31, 2026